THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT
                   TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                                                 -------------------------------
                                                            OMB APPROVAL
                                                 -------------------------------
                                                  OMB Number:       3235-0145
                                                  Expires:  December 31, 1997
                                                  Estimated average burden
                                                  hours per response....14.90
                                                 -------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.      )*
                                          -----


                    Westar Financial Services Incorporated
                 (successor to Republic Leasing Incorporated)
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 95-7098-10-6
                   -----------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

-------------------------                                ---------------------
  CUSIP NO. 95-7098-10-6                13G                PAGE 2 OF 8 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      & Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            See Item 4(c)(i) attached hereto

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             See Item 4(c)(iii) attached hereto

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 4(a) attached hereto

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      10%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

-------------------------                                ---------------------
  CUSIP NO. 95-7098-10-6                13G                PAGE 3 OF 8 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David C. Soward

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            See Item 4(c)(i) attached hereto

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             See Item 4(c)(iii) attached hereto

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 4(a) attached hereto

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      10%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

ITEM 1.

     (a) The name of the Issuer is Westar Financial Services Incorporated (successor to Republic Leasing Incorporated).

     (b) The address of Issuer's Principal Executive Offices is 505 E. Union Avenue, Suite 300, Olympia, Washington 98507.

ITEM 2.

     (a) The names of the persons filing are & Capital Partners, L.P. and David C. Soward, its general partner (each a "Reporting Person" and collectively, the "Reporting Persons").

     (b) The address of the principal business office of each Reporting Person is 600 California Street, Suite 1850, San Francisco, California 94108.

     (c) The jurisdiction of formation for & Capital Partners L.P. is Delaware. Mr. Soward is a United States citizen.

     (d) The title of class of securities is Common Stock, no par value, into which the shares of Series 4B Preferred Stock held by & Capital Partners L.P. are convertible.

     (e)  The CUSIP number of the Issuer is 95-7098-10-6.

ITEM 3.   Not applicable.

ITEM 4.   Ownership:

     (a) & Capital Partners, L.P., a Delaware limited partnership, is the record owner of 60 shares of Series 4B Preferred Stock, which 60 shares are convertible, at the option of the holder thereof, into a number of fully paid and nonassessable shares of Common Stock equal to 10% of the outstanding Common Stock, on a fully diluted basis, and including all shares subject to stock incentive plans for service providers, following such conversion. David C. Soward is the sole general partner of & Capital Partners, L.P., in which capacity he may be deemed to be the beneficial owner of the shares of the Issuer beneficially owned by & Capital Partners, L.P. Mr. Soward disclaims beneficial ownership of any shares of & Capital Partners, L.P.

     (b) The percentage of the class of Common Stock represented by the shares of Common Stock issuable to & Capital Partners L.P. upon conversion of its 60 shares of Series 4B Preferred Stock is 10%.

     (c) The number of shares of Common Stock (issuable upon conversion of Series 4B Preferred Stock) as to which & Capital Partners L.P. has:

          (i) sole power to vote or direct the vote is that number of shares of Common Stock equal to 10% of the outstanding Common Stock, on a fully diluted basis, and including all shares subject to stock incentive plans for service providers, following the conversion of the Series 4B Preferred Stock. See Item 4(a) above.

          (ii)  shared power to vote or direct the vote is 0.

          (iii) sole power to dispose or to direct the disposition of shares is that number of shares of Common Stock equal to 10% of the outstanding Common Stock, on a fully diluted basis, and including all shares subject to stock incentive plans for service providers, following the conversion of the Series 4B Preferred Stock. See Item 4(a) above.

          (iv) shared power to dispose or to direct the disposition of the shares is 0.

ITEM 5.   Not applicable.

ITEM 6.   See Item 4 above.

ITEM 7.   Not applicable.

ITEM 8.   Not applicable.

ITEM 9.   Not applicable.

ITEM 10.  Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997

& Capital Partners L.P.


By: /s/ David C. Soward
   -----------------------
   General Partner


 /s/ David C. Soward
--------------------------
     David C. Soward

                                 EXHIBIT LIST


1. Joint Filing Agreement dated as of February 14, 1997.